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Minority-owned
Freshly Baked Company

Cannabis Business

144 W. Britannia St.
Taunton, MA 02780
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THE PITCH
Freshly Baked Company is seeking investment to expand our product distribution and launch new exciting product lines such as Biscotti, Macaroons, and Vapes. We're also proud to be the exclusive manufacturer and distributor of all Montel Williams THC products in Massachusetts. We'll be launching Inspire by Montel in the coming months, an exclusive Vape line formulated by Montel.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Freshly Baked Company is offering perks to investors. You earn perks based on your total investment amount in this business.

Founder Day Invest $5,000 or more to qualify. 4 of 4 remaining

Take a tour of Freshly Baked with Phil & Jenny to see how the magic is made then dinner or lunch at one of their favorite local spots.

OUR STORY

Freshly Baked Company was founded in 2018 by disabled veterans Philip Smith and Jenny Roseman who found cannabis to be an effective way of managing PTSD associated with their service to our country. Philip is a service connected Marine combat veteran who served in Iraq. Jenny who was an Air Force Medic, is also a service connected veteran and 9/11 first responder at the Pentagon. The gummy recipe that they forged in their kitchen to help them sleep at night is the base of the Freshly Baked gummy today.

2019: Freshly Baked received it's provisional state licenses for cultivation and manufacturing
2020: Freshly Baked received it's provisional state license for home delivery
2020: Freshly Baked received it's final municipal licenses for manufacturing and home delivery
January 2021: Freshly Baked Company received its Final License as a Micro Cannabis Company from the Massachusetts Cannabis Control Commission to commence manufacturing operations
March 2021: Freshly Baked Company received its Final Delivery Endorsement License from the Massachusetts Cannabis Control Commission to commence home delivery operations making Freshly Baked the FIRST recreational home delivery company on the east coast
Freshly Baked is one of the few operational Black owned, Female owned, Social Equity Micro companies in the state.
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https://mainvest.com/b/freshly-baked-company-taunton

FRESHLY BAKED VIDEO MESSAGE
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OUR MISSION

Freshly Baked's mission to give back to the community, help fellow veterans, bring access to cannabis, and lead the expansion of Social Equity company participation in adult use cannabis in Massachusetts and beyond.

Freshly Baked has donated to the VFW post 611 in Taunton,MA which Philip is a member
Freshly Baked has also donated to the SiypNow foundation
In June of 2019 Philip was proud to be in the inaugural class of Massachusetts state Social Equity program.
Freshly Baked is one of the few operational Social Equity companies in the state
Along with home delivery, Freshly Baked can be purchased in over 60 dispensaries state wide helping bring access
FRESHLY BAKED PITCH DECK
PRESS
Taunton microbusiness makes state's first-ever recreational marijuana delivery — to founder's house - The Boston Globe

First recreational home deliver on east coast

Taunton Daily Gazette

Company highlight

These veterans want to help others with PTSD and the community through cannabis delivery

Marijuana Venture 40 under 40

Philip was selected as a 40 under 40

THE TEAM
Philip Smith
Co-Founder and Executive Chairman

Philip is a disabled Iraq War combat veteran who served in the Marine Corps. and was honorably discharged in 2004. Philip has had an entrepreneurial spirit from an early age. He started his first company at the age of 12, cutting grass with a friend, and from there he knew he wanted to work for himself.

After serving honorably in the United Stated Marine Corps. where he was responsible for a 1.2 million dollar inventory of secret level equipment and reaching the rank of Sergeant, Philip came home to form and operate a construction company with his father. Philip was responsible for forming the LLC , creating and managing budgets and estimating jobs, including labor and materials. He also hired employees and sub contractors. The company is still in business and doing well.

He also formed a baby products company bringing an invention to market. The product was sold in 15 stores nationwide. Philip managed sales, inventory, shipping, and customer service along with finding all vendors involved in the production of the product. Due to a lack of capital to patent the product, it was eventually taken by a larger company. He also formed an online blinds company drafting all operating procedures and policies. He secured a contract with the Department of Veterans Affairs providing blinds to VA hospitals in the Boston area.

Philip is a marijuana enthusiast supporting both recreational and medical use. Marijuana is something that he believes has greatly improved his quality of life since returning home from the Iraq war. Philip, along with many of his fellow veterans, uses marijuana to help with symptoms of PTSD and to help him lead a productive and fulfilling life.

Jenny Roseman
Co-Founder and President

Jenny grew up in Rehoboth, MA and enlisted in the Air Force in 1999 as an Aerospace Medical Technician. As an IDMT in the United States Air Force, Jenny was deployed to the Pentagon on 9/11 as a first responder. Jenny is a disabled veteran and was honorably discharged in 2003 after serving additional military service with the Air National Guard in Quonset, RI. Upon her honorable discharge, Jenny returned to her home state and began a career leveraging the medical knowledge and experience she acquired while enlisted.

Over the next 15 years she would put her skills to use in multiple medical offices as an assistant office manager, histology technician, and also as an office coordinator. During this time period she also made the decision to pair her interpersonal skills and lifelong interest in Real Estate by becoming a licensed realtor in the state of RI. Most recently, Jenny was the Director of Operations of the Osteo Relief Institute, a high volume injection joint pain relief company. She was directly responsible for the implementation of all operations involved in running over 10 medical clinics nationwide. While she enjoyed the multiple challenges of managing the administrative and logistical pieces of this business, her true passion and strength was embracing the company's unique culture of "people before paper" and training new employees to do the same. Over her three years with ORI she performed her administrative duties with a detail oriented eye toward fiscal responsibility. She looks forward to using all of the experience she has gleaned throughout her medical career, along with her positive attitude and interpersonal skills, to help Freshly Baked achieve its mission and most importantly, to help other veterans in their pursuit of comfort, productivity and happiness.

Bryan Stainfield
CEO

Bryan loves retail and the meaningful connections customers make with unique and brands and shopping experiences. Creating a top-tier cannabis company that builds those meaningful connections with its customers is what Bryan is most is targeting to achieve with Freshly Baked.

He comes to Freshly Baked after holding numerous leadership positions at CVS Health and Abercrombie & Fitch. These positions spanned the full spectrum of their operations from Strategy to Analytics. He is a CPA and holds degrees in both accounting and finance from Miami University in Oxford, Ohio.

Kyle Naughtrip
COO

Kyle comes to Freshly Baked with over 10 years of marketing and operations experience. After graduating from Miami University, Kyle worked for a Chicago based experiential marketing agency managing the Verizon and NFL partnership. From there, Kyle moved to NYC, and in 2013, took a position with Uber in marketing and operations. As an early Uber employee, he learned the importance of hardwork and operational excellence in order to build a small company into a very large one. After spending four years at Uber, Kyle and his wife, Nikki, started a textile design company where they currently employ five employees in their Midtown Manhattan office. Given his experience with powerful brands mixed with vast knowledge and experience of the startup world, Kyle will ensure Freshly Baked is operationally sound while building the highest quality cannabis brand.

Melissa Campbell
Director of Production
Jon Gray
Director of Operations
FACILITY IS LOCATED AT THE HISTORIC REED & BARTON SILVER FACTORY

Facility Location

UNIQUE BRANDING
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $8,237,756 $13,518,394 $21,239,111 $27,194,832 $34,459,377
Cost of Goods Sold $6,148,358 $10,089,631 $15,852,089 $20,297,219 $25,719,207
Gross Profit $2,089,398 $3,428,763 $5,387,022 $6,897,613 $8,740,170

EXPENSES

Rent $108,000 $108,000 $108,000 $108,000 $108,000
Advertising and Marketing $40,000 $120,000 $140,000 $175,000 $200,000
Bank Charges and Fees $12,000 $14,000 $14,000 $14,000 $14,000

HCA Fees - Taunton $245,090 $402,199 $631,905 $809,099 $1,025,233

Insurance $57,120 $94,629 $148,674 $200,000 $275,000

Legal & Professional Services $40,000 $60,000 $72,000 $100,000 $150,000

Software Subscription Fees $25,000 $32,000 $42,000 $60,000 $75,000

Travel $28,000 $34,560 $41,472 $50,000 $75,000

Utilities - Non Production Facility $4,511 $4,623 $4,738 $4,856 $4,977

Misc / Other $72,232 $130,303 $129,212 $150,000 $20,000

Municipal License / Fees $18,000 $18,000 $18,000 $25,000 $25,000

Transportation Services $270,783 $333,200 $541,926 $700,000 $800,000

Non-Production Payroll $843,150 $931,362 $959,266 $1,500,000 $2,000,000

Operating Profit $325,512 $1,145,887 $2,535,829 $3,001,658 $3,967,960

This information is provided by Freshly Baked Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Freshly Baked Company - IntroDeck.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends June 17th, 2022

Summary of Terms

Legal Business Name Freshly Baked Company

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 0.2%-1%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date January 1st, 2028

Financial Condition

Historical milestones

Freshly Baked Company has been operating since February, 2021 and has since achieved the following milestones:

Opened location in Taunton,MA

Achieved revenue of $1.8 in 2021

Had Cost of Goods Sold (COGS) of $1.4, which represented gross profit margin of 23% in 2021

Achieved gross profit of $0.4M in 2021 and EBITDA of ($0.05M).

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Freshly Baked Company forecasts the following milestones:

Achieve $8mm revenue per year by 2023.

Achieve $1mm profit per year by 2024.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Freshly Baked Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Freshly Baked Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Freshly Baked Company's core business or the inability to compete successfully against the with other competitors could negatively affect Freshly Baked Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Freshly Baked Company's management or vote on and/or influence any managerial decisions regarding Freshly Baked Company. Furthermore, if the founders or other key personnel of Freshly Baked Company were to leave Freshly Baked Company or become unable to work, Freshly Baked Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Freshly Baked Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Freshly Baked Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Freshly Baked Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Freshly Baked Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Freshly Baked Company's financial performance or ability to continue to operate. In the event Freshly Baked Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Freshly Baked Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Freshly Baked Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Freshly Baked Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Freshly Baked Company will carry some insurance, Freshly Baked Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Freshly Baked Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Freshly Baked Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Freshly Baked Company's management will coincide: you both want Freshly Baked Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Freshly Baked Company to act conservative to make sure they are best equipped to repay the Note obligations, while Freshly Baked Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Freshly Baked Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Freshly Baked Company or management), which is responsible for monitoring Freshly Baked Company's compliance with the law. Freshly Baked Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Freshly Baked Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Freshly Baked Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Freshly Baked Company, and the revenue of Freshly Baked Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Freshly Baked Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Freshly Baked Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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